ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-133007
Dated December 19, 2008



Performance Securities with Contingent Protection Linked to the Financial Select Sector SPDR Fund

Strategic Alternatives to Indexing

HSBC USA Inc. ● Securities linked to the Financial Select Sector SPDR Fund due December 31, 2013

Investment Description

These Performance Securities with Contingent Protection linked to the Financial Select Sector SPDR Fund are notes issued by HSBC USA Inc., which we refer to as the "securities". The securities are designed to provide enhanced exposure to potential appreciation in the performance of the Financial Select Sector SPDR Fund (the "index fund"). The amount you receive at maturity is based on the return of the index fund and on whether the fund ending price is below the specified trigger price on the final valuation date. If the fund return is greater than zero, at maturity you will receive an amount in cash per security that is equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the fund return multiplied by the participation rate of 108.00% to 111.00% (to be determined on the trade date). If the fund return is equal to zero, at maturity, for each security you will receive the principal amount. If the fund return is less than zero, and the fund ending price is greater than or equal to the trigger price on the final valuation date, for each security, you will receive the principal amount. If the fund return is less than zero and the fund ending price is below the trigger price on the final valuation date, your securities will be fully exposed to any decline in the index fund, and you will lose some or all of your investment in the securities. Investors will not receive interest or dividend payments during the term of the securities. **Investing in the securities involves significant risks. The contingent principal protection feature applies only if you hold the securities to maturity. Any payment on the securities, including any principal protection feature, is subject to the creditworthiness of the issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Features

- **Enhanced Growth Potential**: The securities provide the opportunity to receive enhanced equity returns by multiplying the positive fund return by the participation rate. The securities are not capped by a maximum gain. Any payment on the securities is subject to the creditworthiness of the issuer.

- **Contingent Protection Against Loss**: Payment at maturity of the principal amount of your securities is conditionally protected so long as the fund ending price is greater than or equal to the trigger price on the final valuation date. **If the fund return is less than zero and the fund ending price is below the trigger price on the final valuation date, your securities will be fully exposed to any decline in the index fund on the final valuation date, and you will lose some or all of your principal amount. Contingent principal protection only applies if the securities are held to maturity, and is subject to the creditworthiness of the Issuer.**

- **Exposure to U.S. equities:** Investors can gain exposure to U.S. equities through the Financial Select Sector SPDR Fund.

Key Dates[1]

Trade Date	December 23, 2008
Settlement Date	December 31, 2008
Final Valuation Date[2]	December 24, 2013
Maturity Date[2]	December 31, 2013

[1] Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the securities remains the same.
[2] Subject to postponement in the event of a market disruption event.

Security Offerings

We are offering Performance Securities with Contingent Protection Linked to the Financial Select Sector SPDR Fund. The return on the securities is not subject to a predetermined maximum gain. The trigger price will be 50% of the fund starting price. The participation rate will be between 108.00% to 111.00% (to be determined on the trade date). The securities are offered at a minimum investment of $1,000.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See "Key Risks" on page 7 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 13 for distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.35	$9.65
Total	●	●	●

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to one security offering linked to the index fund identified on the cover page. The index fund described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and these securities being offered are notes for purposes of the prospectus supplement. The purchaser of a security will acquire an investment instrument linked to the index fund. Although the security offering relates to the index fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index fund, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this free writing prospectus and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated October 12, 2007:
  www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- Prospectus addendum dated December 12, 2007:
  www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

- Prospectus dated April 5, 2006:
  www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated October 12, 2007, references to the "prospectus addendum" mean the prospectus addendum dated December 12, 2007 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The securities may be suitable for you if:

- You believe the index fund will appreciate over the term of the securities.
- You seek an investment with an enhanced return linked to the performance of the index fund.
- You are willing to hold the securities to maturity.
- You are willing to expose your principal amount to the full downside performance of the index fund if the fund ending price is below the trigger price on the final valuation date.
- You are willing to forgo dividends paid on the stocks included in the index fund in exchange for (i) enhanced returns if the index fund appreciates and (ii) contingent protection if the index fund depreciates but the fund ending price is not below the trigger price.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to invest in the securities based on the range indicated for the participation rate of 108.00% to 111.00% (the actual participation rate will be determined on the trade date).
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You do not believe the index fund will appreciate over the term of the securities.
- You do not seek an investment with exposure to the index fund.
- You are not willing to make an investment that is conditionally exposed to the full downside performance of the index fund.
- You are unable or unwilling to hold the securities to maturity.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive dividends paid on the stocks included in the underlying index of the index fund.
- You seek current income from this investment.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Indicative Terms	
Issuer	HSBC USA Inc. (Aa3/AA-/AA)[1]
Principal Amount	$10 per security
Term	5 years
Index Fund	Financial Select Sector SPDR Fund (Ticker: XLF)
Participation Rate	108.00% to 111.00%. The actual participation rate will be determined on the trade date.
Payment at Maturity (per $10 security)	You will receive a cash payment at maturity linked to the performance of the index fund during the term of the securities. **If the fund return is greater than zero**, you will receive the sum of (a) your principal amount plus (b) the product of (i) your principal amount multiplied by (ii) the fund return multiplied by the participation rate: $10 + [$10 x (fund return x participation rate)] **If the fund return is zero,** you will receive your principal amount of: $10 **If the fund return is less than zero and the fund ending price is greater than or equal to the trigger price on the final valuation date,** you will receive your principal amount of: $10 **If the fund return is less than zero and the fund ending price is below the trigger price on the final valuation date,** you will receive the sum of (a) your principal amount plus (b) the product of (i) your principal amount multiplied by (ii) the fund return: $10 + [$10 x (fund return)] ***In this case the contingent protection is lost and you will lose some or all of your principal amount.***
Fund Return	$$\frac{\text{fund ending price} - \text{fund starting price}}{\text{fund starting price}}$$
Fund Starting Price	●, representing the official closing price of the index fund on the trade date, as determined by the calculation agent.
Fund Ending Price	The official closing price of the index fund on the final valuation date, as determined by the calculation agent.
Official Closing Price	The official closing price on any scheduled trading day will be the official closing price of one share of the index fund on such scheduled trading day as determined by the calculation agent and displayed on Bloomberg Professional® service page "XLF UP <EQUITY>".
Trigger price	●, representing 50% of the fund starting price.
CUSIP / ISIN	4042EP750 / US4042EP7509

Determining Payment at Maturity



Determine the trigger price and participation rate

Trade Date

Final Valuation Date

Is the fund return greater than or equal to zero? — **Yes** → For each $10.00 invested, at maturity, you will receive a cash payment equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the fund return multiplied by the participation rate of 108.00% to 111.00% (actual participation rate to be set on the trade date). Accordingly, if the fund return is positive, you will receive:

$10 + [$10 x (fund return x participation rate)]

No

Is the fund ending price greater than or equal to the trigger price on the final valuation date? — **Yes** → You will receive the principal amount of your securities at maturity.

No

For each $10.00 invested, you will receive an amount equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the fund return. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10 + [$10 x (fund return)]

Your securities are not fully principal protected. If the fund return is less than zero and the fund ending price is below the trigger price on the final valuation date, the contingent protection is lost and your principal amount will be fully exposed to any decline in the index fund.

---

[1] HSBC USA Inc. is rated Aa3 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the trading price of the index fund, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity included in the index fund.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to that approach, a U.S. holder should not accrue any income with respect to the securities and should recognize long-term capital gain or loss upon the disposition of the securities if the U.S. holder has held the securities for more than one year for U.S. Federal income tax purposes at the time of the disposition. See "Certain U.S. Federal Income Tax Considerations—Certain Equity Linked Notes— Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Under the "constructive ownership" rules of section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term capital gain had it held the fund directly. However, because the U.S. holder does not share in distributions made on the fund, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the fund directly.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes, subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the index fund relative to its fund starting price. We cannot predict the fund ending price on the final valuation date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the index fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities, with the following assumptions*:

Investment term:	5 years
Hypothetical fund starting price:	12.00
Hypothetical trigger price:	6.00 (50% of the fund starting price)
Hypothetical participation rate:	109.50%

* The actual fund starting price, trigger price, and participation rate for the securities will be set on the trade date.

Example 1— The price of the index fund increases from a fund starting price of 12.00 to a fund ending price of 13.20. The fund return is positive and expressed as a formula:

fund return = (13.20-12.00)/ 12.00 = 10.00%

payment at maturity = $10 + ($10 x (10.00% x 109.50%)) = $11.10

Because the fund return is equal to 10%, the payment at maturity is equal to $11.10 per $10.00 principal amount of securities, and the return on the securities is 10.95%.

Example 2— The fund ending price is equal to the fund starting price of 12.00. The fund return is zero and the payment at maturity per security is equal to the original $10.00 principal amount per security:

fund return = 0.00%

payment at maturity = $10.00

Example 3— The price of the index fund decreases from a fund starting price of 12.00 to a fund ending price of 8.40. The fund return is negative and expressed as a formula:

fund return = (8.40-12.00)/12.00 = -30.00%

payment at maturity = $10.00

Because the fund ending price is greater than or equal to the trigger price on the final valuation date, you will receive the benefit of the contingent principal protection. Therefore, the payment at maturity is equal to $10.00 per $10.00 principal amount of securities.

Example 4— The price of the index fund decreases from a fund starting price of 12.00 to a fund ending price of 4.80. The fund return is negative and expressed as a formula:

fund return = (4.80-12.00)/ 12.00 = -60.00%

payment at maturity = $10 + ($10 x -60.00%) = $4.00

Because the fund ending price is below the trigger price on the final valuation date, you will lose the benefit of the contingent principal protection and the securities will be fully exposed to any decline in the fund ending price relative to the fund starting price on the final valuation date. Therefore, the return on the securities is -60.00%. In this case, you would lose some of your principal amount at maturity.

If the fund ending price is below the trigger price on the final valuation date, the securities will be fully exposed to any decline in the index fund, and you will lose some or all of your principal amount at maturity.

Scenario Analysis – hypothetical payment at maturity for each $10.00 principal amount of securities.

| Performance of the Index Fund | | Performance of the Securities | | |
Fund Ending Price	Fund Return[*]	Participation Rate	Return on Securities at Maturity	Payment at Maturity
24.00	100.00%	109.50%	109.50%	$20.95
22.80	90.00%	109.50%	98.55%	$19.86
21.60	80.00%	109.50%	87.60%	$18.76
20.40	70.00%	109.50%	76.65%	$17.67
19.20	60.00%	109.50%	65.70%	$16.57
18.00	50.00%	109.50%	54.75%	$15.48
16.80	40.00%	109.50%	43.80%	$14.38
15.60	30.00%	109.50%	32.85%	$13.29
14.40	20.00%	109.50%	21.90%	$12.19
13.20	10.00%	109.50%	10.95%	$11.10
12.00	0.00%	N/A	0.00%	$10.00
10.80	-10.00%	N/A	0.00%	$10.00
9.60	-20.00%	N/A	0.00%	$10.00
8.40	-30.00%	N/A	0.00%	$10.00
7.20	-40.00%	N/A	0.00%	$10.00
6.00	-50.00%	N/A	0.00%	$10.00
4.80	-60.00%	N/A	-60.00%	$4.00
3.60	-70.00%	N/A	-70.00%	$3.00
2.40	-80.00%	N/A	-80.00%	$2.00
1.20	-90.00%	N/A	-90.00%	$1.00
0.00	-100.00%	N/A	-100.00%	$0.00

[*] The fund return excludes any cash dividend payments.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦ **Contingent Principal Protection Only Applies if You Hold the Securities to Maturity** – You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the index fund has appreciated since the trade date.

♦ **Contingent Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment** – Your principal amount will be protected only if the fund ending price is greater than or equal to the trigger price on the final valuation date. The securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your securities if the fund ending price is below the trigger price on the final valuation date. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the index fund. Accordingly, you may lose up to 100% of your principal amount.

♦ **Lack of Liquidity** – The securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities and therefore will generally be lower than the price you paid when you purchased the securities.

♦ **Impact of Fees on Secondary Market Prices** – Generally, the price of the securities in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the securities.

♦ **The Index Fund and the Underlying Index are Different –** The performance of the index fund may not exactly replicate the performance of the Financial Select Sector Index (the "underlying index"), because the index fund will reflect transaction costs and fees that are not included in the calculation of the underlying index. It is also possible that the index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. The index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Under the "constructive ownership" rules of section 1260 of the Code, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term capital gain had it held the fund directly. However, because the U.S. holder does not share in distributions made on the fund, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the fund directly.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations".

♦ **Owning the Securities is Not the Same as Owning the Stocks Comprising the Underlying Index –** As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the underlying index would have.

♦ **Price Prior to Maturity** – The market price of the securities will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the price of the index fund; the volatility of the index fund; dividends; the time remaining to the maturity of the securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the credit worthiness of HSBC.

♦ **Potential Conflict of Interest** – HSBC and its affiliates may engage in business with the issuers of the stocks comprising the underlying index and with the underlying index sponsor, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, who is the issuer of the securities, will determine the payment at maturity based on the observed fund ending price. The calculation agent can postpone the determination of the fund ending price and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **Potential HSBC Impact on Price** – Trading or transactions by HSBC or its affiliates in the index fund, stocks comprising the underlying index of the index fund or in futures, options, exchange-traded funds or other derivative products on the index fund or stocks comprising the underlying index of the index fund, may adversely affect the market value of the stocks comprising the underlying index of the index fund, the price of the index fund, and, therefore, the market value of your securities.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC** – HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities; and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the index fund, the level of the underlying index or the price of the stocks included in the underlying index, and therefore, the market value of the securities.

♦ **Non Diversification –** The stocks included in the Financial Select Sector Index, the underlying index, and that are generally tracked by the index fund are stocks of companies representing the financial sector of the S&P 500® Index. As a result, an investment in the securities will be concentrated in this single sector. Although an investment in the securities will not give noteholders any ownership or other direct interests in the stocks underlying the Financial Select Sector Index, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in the financial sector of the S&P 500® Index.

♦ **Index Tracking Risk –** While the index fund is designed and intended to track the level of the underlying index, various factors, including fees and other transaction costs, will prevent the index fund from correlating exactly with changes in the level of the underlying index. Accordingly, the performance of the index fund will not be equal to the performance of the underlying index during the term of the securities.

♦ **Single ETF Risk —** The price of the index fund can rise or fall sharply due to factors specific to the index fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose stocks make up the components of the index fund, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction –** The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

♦ **Credit of Issuer** – The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the securities.

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day on which a market disruption event does not exist. If a market disruption event exists with respect to the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date, and the calculation agent will determine the fund ending price on that date in good faith and in its sole discretion using its estimate of the exchange traded price for the index fund that would have prevailed but for that market disruption event. If the final valuation date is postponed, then the maturity date will also be postponed until the fourth business day following the postponed final valuation date and no interest will be payable in respect of such postponement.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

> (i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of the index fund, (B) relating to any security included in the underlying index of the index fund or (C) in futures or options contracts relating to the index fund or the underlying index of the index fund, on any related exchange; or

> (ii) Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of the index fund, (B) to effect transactions in, or obtain market values for any security included in the underlying index of the index fund, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the index fund or the underlying index of the index fund on any relevant related exchange; or

> (iii) The closure on any scheduled trading day of any relevant exchange relating to shares of the index fund or relating to any security included in the underlying index of the index fund or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the index fund or the underlying index of the index fund has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the index fund or the underlying index of the index fund on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to the index fund or the underlying index of the index fund are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the index fund or the underlying index.

"Relevant exchange" means any exchange on which shares of the index fund or securities then included in the underlying index of the index fund trade.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

INDEX FUND INFORMATION

This free writing prospectus is not an offer to sell and it is not an offer to buy shares of the index fund or stocks comprising the underlying index of the index fund. All disclosures contained in this free writing prospectus regarding the index fund, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the index fund or stocks comprising the underlying index contained in this free writing prospectus. You should make your own investigation into the index fund as well as stocks included in the underlying index. The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the underlying index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

Financial Select Sector SPDR® (the "index fund")

We have derived all information contained in this free writing prospectus regarding the index fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor's ("S&P") and SSgA Funds Management, Inc. ("SSFM"). The index fund is an investment portfolio maintained and managed by SSFM. The index fund is an exchange traded fund ("ETF") that trades on the AMEX under the ticker symbol "XLF". We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Select Sector SPDR Trust consists of separate investment portfolios (each, a "Select Sector SPDR Fund"). Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of Global Industry Classification Standards from a defined universe of companies. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. The index fund represents the companies that represent the Financial Select Sector Index (the "underlying index").

Investment Objective and Strategy

The index fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. The underlying index measures the performance of the financial services sector of the U.S. equity market. The underlying index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs.

Replication

The index fund pursues the indexing strategy of "replication" in attempting to track the performance of underlying index. The index fund will invest in all of the securities which comprise the underlying index. The index fund will normally invest at least 95% of its total assets in common stocks that comprise the underlying index.

Correlation

The underlying index is a theoretical financial calculation, while the index fund is an actual investment portfolio. The performance of the index fund and the underlying index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The index fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The Financial Select Sector Index

The underlying index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the underlying index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking.

The stocks included in the underlying index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the underlying index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. The AMEX acts as the "Index Calculation Agent" in connection with the calculation and dissemination of the underlying index. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent or any Select Sector SPDR® Fund.

The graph below illustrates the performance of the index fund from 9/1/02 to 12/18/08 as reported on Bloomberg Professional® service. The historical prices of the index fund should not be taken as an indication of future performance. The 50% contingent protection level is based on the closing price of the index fund as of December 18, 2008.



The closing price of the index fund on December 18, 2008 was 12.35.

Certain ERISA Considerations

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

Delisting or Suspension of Trading in the Shares of the Index Fund; Termination of the Index Fund; and Discontinuation of the Underlying Index

A delisting shall be deemed to have occurred if, at any time during the period from and including the settlement date to and including the final valuation date, the relevant exchange announces that pursuant to the rules of such exchange, the index fund ceases (or will cease) to be listed, traded or publicly quoted on the relevant exchange for any reason (other than a merger event or tender offer) and are not immediately re-listed, re-traded or re-quoted on a U.S. exchange or quotation system. The effective date of such delisting shall be the date of the announcement of delisting by the relevant exchange.

If the shares of the index fund are delisted from, or trading of shares of the index fund is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the index fund (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be the index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the shares of the index fund are delisted from, or trading of the shares of the index fund is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of the index fund are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the index fund is liquidated or otherwise terminated (a "termination event"), the final value of the shares of the index fund on the final valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate the underlying index of the index fund prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the final value as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the securities.

If a termination event has occurred with respect to the index fund and the underlying index sponsor discontinues publication of the underlying index and if the underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the underlying index, then the level of the underlying index will be determined by reference to the level of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to us and the trustee and we will provide notice thereof of the selection of the successor underlying index to the registered holders of the securities.

If a termination event has occurred and the underlying index sponsor discontinues publication of the underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the level to be substituted for the underlying index on the final valuation date will be a level computed by the calculation agent for that date in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance.

If a successor underlying index is selected or the calculation agent calculates a level as a substitute for the underlying index as described above, the successor underlying index or level, as the case may be, will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

All determinations made by the calculation agent will be at the discretion of the calculation agent and will be conclusive for all purposes and binding on the holder of notes, absent manifest error.

"Underlying Index Sponsor" means The McGraw-Hill Companies, Inc.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated fund return. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for the index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Settlement

We expect that the delivery of the securities will be made against payment therefor on or about the issue date specified on the cover page of this free writing prospectus, which will be the fifth business day following the initial valuation date of the securities (the settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.